# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MediaAlpha, Inc., CIK 0001818383
CUSIP: 58450V104
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 700 South Flower Street, Suite 640, Los Angeles, California (CA), 90017
Date of event which requires filing of this statement: 08/25/2026
Filed by CIK 0001830016
Persons authorized to receive notices and communications: Eugene Nonko, 700 South Flower Street, Suite 640, Los Angeles, California (CA), 90017, 213-316-6256

## Reporting persons
- Eugene Nonko (CIK 0001830016): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: subject company funds (SC), other (OO); sole voting power 5,198,121; shared voting power 0; sole dispositive power 5,198,121; shared dispositive power 0; aggregate amount beneficially owned 5,198,121 (9.8% of the class)
  Comment: * The Reporting Person may be deemed to be part of a group pursuant to that certain Stockholders Agreement described in Item 6 of the Schedule 13D but each Reporting Person disclaims beneficial ownership of the Common Stock held by the other members of the group.
  
  ** Represents (i) 292,709 shares of Class A Common Stock (as defined below) directly owned by Eugene Nonko, (ii) 935,361 shares of Class A Common Stock owned by O.N.E. Holdings, LLC, and (iii) 3,970,051 shares of Class B Common Stock (which, along with corresponding Class B-1 units, may from time to time be exchanged on a one-for-one basis for Class A Common Stock) owned by O.N.E. Holdings, LLC. Determination of the percentage beneficial ownership of the Reporting Person is based on 52,975,711 shares of Class A Common Stock reported to be outstanding as of July 24, 2026, as disclosed in MediaAlpha, Inc.'s Quarterly Report on Form 10-Q for the period ended June 30, 2026 filed with the SEC on July 29, 2026.
- O.N.E. Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Washington (WA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,905,412; shared voting power 0; sole dispositive power 4,905,412; shared dispositive power 0; aggregate amount beneficially owned 4,905,412 (9.3% of the class)
  Comment: * The Reporting Person may be deemed to be part of a group pursuant to that certain Stockholders Agreement described in Item 6 of the Schedule 13D but each Reporting Person disclaims beneficial ownership of the Common Stock held by the other members of the group.
  
  ** Represents (i) 935,361 shares of Class A Common Stock and (ii) 3,970,051 shares of Class B Common Stock (which, along with corresponding Class B-1 units, may from time to time be exchanged on a one-for-one basis for Class A Common Stock). Determination of the percentage of beneficial ownership of the Reporting Person is based on 52,975,711 shares of Class A Common Stock reported to be outstanding as of July 24, 2026, as disclosed in MediaAlpha, Inc.'s Quarterly Report on Form 10-Q for the period ended June 30, 2026 filed with the SEC on July 29, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: MediaAlpha, Inc.
Address of issuer's principal executive offices: 700 South Flower Street, Suite 640, Los Angeles, California (CA), 90017
Comment: This statement constitutes Amendment No. 5 ("Amendment No. 5") to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 25, 2021 as previously amended by the Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on June 23, 2022, the Amendment No. 2 to the Statement on Schedule 13D filed with the SEC on November 18, 2022, the Amendment No. 3 to the Statement on Schedule 13D filed with the SEC on August 16, 2024, and the Amendment No. 4 to the Statement on Schedule 13D filed with the SEC on February 28, 2025 (collectively, the "Schedule 13D") jointly by (i) Eugene Nonko and (ii) O.N.E. Holdings, LLC, a Washington limited liability company ("O.N.E. Holdings") relating to the shares of Common Stock, par value $0.01 (the "Class A Common Stock"), of MediaAlpha, Inc., a Delaware corporation ("MediaAlpha"). The foregoing entity and persons are sometimes referred to herein as a "Reporting Person" and collectively as the "Reporting Persons." This Amendment No. 5 amends the Schedule 13D as specifically set forth herein and, except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Responses to each item of the Schedule 13D, as amended by this Amendment No. 5, are incorporated by reference into the responses to each other item, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons may be deemed to beneficially own in the aggregate 5,198,121 shares of Class A Common Stock, representing approximately 9.8% of MediaAlpha's outstanding shares of Class A Common Stock. The percentages of beneficial ownership in this Statement are based on 52,975,711 shares of Class A Common Stock reported to be outstanding as of July 24, 2026, as disclosed in MediaAlpha, Inc.'s Quarterly Report on Form 10-Q for the period ended June 30, 2026 filed with the SEC on July 29, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Eugene Nonko beneficially owns and has sole voting and dispositive power over 5,198,121 shares of Class A Common Stock, comprised of (i) 292,709 shares of Class A Common Stock directly owned by Mr. Nonko, (ii) 935,361 shares of Class A Common Stock owned by O.N.E. Holdings, and (iii) 3,970,051 shares of Class B Common Stock owned by O.N.E. Holdings (which, along with corresponding Class B-1 units, may from time to time be exchanged on a one-for-one basis for Class A Common Stock).

By virtue of his position as Manager of O.N.E. Holdings, Mr. Nonko may be deemed to have sole power to vote and dispose of the shares of Class A Common Stock reported owned by O.N.E. Holdings.
Transactions in the class effected during the past sixty days:
Between February 27, 2025 and August 26, 2026, Mr. Nonko acquired an aggregate of 540,435 shares of Class A Common Stock upon the vesting of restricted stock units and performance-based restricted stock units, as follows:

Vesting Date Shares Acquired
03/15/2025 69,999
05/15/2025 77,217
08/15/2025 81,600
11/15/2025 81,600
02/15/2026 81,600
05/15/2026 74,209
08/15/2026 74,210

All of the above shares of Class A Common Stock acquired by Mr. Nonko from the Company were acquired in transactions exempt from Section 16(b) pursuant to Rule 16b-3(d) under the Securities Exchange Act of 1934, as amended.

Between February 27, 2025 and August 26, 2026, Mr. Nonko sold an aggregate of 1,265,428 shares of Class A Common Stock in the following open market transactions, pursuant to Rule 10b5-1 Trading Plans adopted by Mr. Nonko on August 13, 2025 and March 3, 2026:

Trade Date Shares Sold Price Per Share
11/17/2025 12,100 $12.3266
11/18/2025 12,100 $11.8514
11/19/2025 12,100 $11.6311
11/24/2025 12,100 $11.9266
11/25/2025 12,100 $12.1150
11/26/2025 12,100 $12.4814
12/01/2025 12,100 $12.6047
12/02/2025 12,100 $12.5720
12/03/2025 12,100 $13.3776
12/08/2025 12,100 $13.0895
12/09/2025 12,100 $13.3241
12/10/2025 12,100 $13.4962
12/15/2025 12,100 $12.8362
12/16/2025 12,100 $12.7387
12/17/2025 12,100 $12.7958
12/22/2025 12,100 $12.9108
12/23/2025 12,100 $12.6841
12/24/2025 12,100 $12.6713
12/29/2025 12,100 $12.6461
12/30/2025 12,100 $12.7950
12/31/2025 12,100 $12.9338
01/05/2026 12,100 $11.9834
01/06/2026 12,100 $11.8715
01/07/2026 12,100 $11.6617
01/12/2026 12,100 $11.5193
01/13/2026 12,100 $11.3773
01/14/2026 12,100 $11.6983
01/20/2026 12,100 $11.2086
01/21/2026 12,100 $11.0191
01/22/2026 12,100 $11.2012
01/26/2026 12,100 $10.8588
01/27/2026 12,100 $10.5177
01/28/2026 12,100 $10.5750
02/02/2026 12,100 $10.3544
02/03/2026 12,100 $10.0624
02/25/2026 25,097 $10.0024
03/02/2026 108,003 $10.0071
03/03/2026 12,100 $10.0477
03/04/2026 12,100 $10.0171
03/09/2026 4,107 $10.0000
03/16/2026 2,902 $10.0035
03/17/2026 2,303 $10.0000
04/20/2026 74,373 $10.0478
04/21/2026 37,446 $10.0766
04/27/2026 55,485 $10.0418
04/28/2026 7,153 $10.0004
04/29/2026 52,494 $10.0072
06/10/2026 23,202 $10.0012
06/16/2026 15,468 $10.0011
06/17/2026 7,734 $10.0062
06/22/2026 7,734 $10.1284
06/23/2026 7,734 $10.1628
06/24/2026 7,734 $10.4643
06/29/2026 10,445 $11.9026
06/30/2026 10,445 $12.4350
07/01/2026 13,571 $12.7927
07/06/2026 50,344 $13.8870
07/07/2026 14,476 $14.0676
07/08/2026 11,487 $13.6581
07/13/2026 17,465 $13.7782
07/14/2026 14,476 $13.8857
07/15/2026 14,476 $14.1014
07/20/2026 14,476 $13.8396
07/21/2026 14,476 $14.3303
07/22/2026 14,476 $13.7468
07/27/2026 11,487 $13.2763
07/28/2026 17,465 $13.8077
07/29/2026 14,476 $14.0475
08/03/2026 11,487 $12.4993
08/04/2026 10,445 $12.4620
08/05/2026 10,445 $12.3019
08/10/2026 11,487 $13.4931
08/11/2026 11,487 $13.2711
08/12/2026 11,487 $12.8106
08/17/2026 11,487 $12.7914
08/18/2026 11,487 $12.8884
08/19/2026 11,487 $13.2188
08/24/2026 11,487 $12.9894
08/25/2026 11,487 $12.8746
08/26/2026 10,445 $12.5542
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

As of the date of this Statement, 20,544,760 shares of Class A Common Stock and 7,940,102 shares of Class B Common Stock are beneficially owned by parties to the Stockholders Agreement that have agreed to vote in favor of each other's designations to the Board.

## Signatures
- Eugene Nonko: /s/ Eugene Nonko, Eugene Nonko (08/26/2026)
- O.N.E. Holdings, LLC: /s/ Eugene Nonko, Eugene Nonko (08/26/2026)